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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                      INDUSTRI-MATEMATIK INTERNATIONAL CORP.
                            (Name of Subject Company)

                                   ---------

                      INDUSTRI-MATEMATIK INTERNATIONAL CORP.
                       (Name of Persons Filing Statement)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   455792 10 1
                      (CUSIP Number of Class of Securities)

                                 LIN JOHNSTONE
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      INDUSTRI-MATEMATIK INTERNATIONAL CORP.
                               901 Market Street
                                   Suite 475
                              Wilmington, DE 19801
                                 (302) 777-1608
                  (Name, address and telephone number of person
          authorized to receive notices and communications on behalf of the persons filing statement)

                                 With copies to:
                               MARVIN S. ROBINSON
                         TANNENBAUM DUBIN & ROBINSON, LLP
                           1140 AVENUE OF THE AMERICAS
                             NEW YORK, NEW YORK 10036
                                 (212) 302-2900

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.






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     This Statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 of Industri-Matematik International Corp., a Delaware corporation ("Company"), filed with the Securities and Exchange Commission ("Commission") on November 12, 2002 ("Schedule 14D-9"), with respect to the offer made by STG OMS Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of STG OMS Ireland Limited, a private limited company incorporated under the laws of Ireland and a wholly owned subsidiary of Symphony Technology II-A, L.P., a limited partnership organized under the laws of the State of Delaware, to purchase all of the outstanding shares of Common Stock, par value $.01 per share, of the Company, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated November 12, 2002, and in the related Letter of Transmittal, as described in the Purchaser's Tender Offer Statement on Schedule TO, filed by the Purchaser with the Commission on November 12, 2002.

Item 4.  Solicitation or Recommendation

     (1) The parenthetical in the first sentence to the fourth paragraph under "-Background of the Offer" is replaced in its entirety with the following:

       "(Mr. Laugerud was not present due to a scheduling conflict)"

     (2) The last sentence of the eighth paragraph under "-Background of the Offer" is replaced in its entirety with the following:

       "As a condition to Symphony entering into the letter of intent, on that same day, Warburg and Symphony entered into a letter agreement ("Warburg Side Letter") whereby Warburg agreed that it would tender its shares or vote in favor of a merger, as applicable, in the event that Symphony and the Company entered into a definitive merger agreement on or prior to October 16, 2002, in accordance with the letter of intent."

     (3) The parenthetical in the last sentence of the penultimate paragraph under "-Background of the Offer" is replaced in its entirety with the following:

       "(Mr. Janeway was not present due to a scheduling conflict but subsequently consented to the action in writing)"

     (4) The first sentence of the first paragraph under "-Reasons for the Board's Recommendation" is replaced in its entirety with the following:

       "In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger ("Transaction"), and recommending that all holders of Common Stock accept the Offer and tender their shares of Common Stock pursuant to the Offer, the Board considered the following factors:"

     (5) The text of the first bullet point under "-Reasons for the Board's Recommendation" is replaced in its entirety with the following:

       "the balance sheet and results of operations of the Company, currently and as forecasted for the remainder of the fiscal year showing a declining financial condition;"

     (6) The text of the second bullet point under "-Reasons for the Board's Recommendation" is replaced in its entirety with the following:

       "alternatives available to the Company as a stand-alone enterprise, including the Company's diminished future prospects for license and maintenance revenues and its ability to fund necessary software development costs;"

     (7) The text of the third bullet point under "-Reasons for the Board's Recommendation" is replaced in its entirety with the following:

       "the Company's declining cash position and the availability of cash to fund continued operations, including necessary software development costs;"

     (8) The text of the sixth bullet point under "-Reasons for the Board's Recommendation" is replaced in its entirety with the following:

       "the negative effect that the Company's financial condition has on its ability to sell software licenses to existing and prospective licensees who question the Company's economic viability;"

     (9) The first sentence following the bullet points under "-Reasons for the Board's Recommendation" is replaced in its entirety with the following:

       "The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but includes all of the material factors, both positive and negative, considered by the Board."




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                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                              INDUSTRI-MATEMATIK
                                   INTERNATIONAL CORP.


Dated November 25, 2002      By:    /s/ Lin Johnstone
                                    _____________________________
                              Name:   Lin Johnstone
                              Title:  President and Chief
                                      Executive Officer